Future sales of our equity securities, or the perception that such sales may occur, may depress our share price, and any additional capital raised through the sale of equity or convertible securities may dilute your ownership in us.

Subject to certain limitations and exceptions, Legacy Owner Holdco and its permitted transferees may exchange their SES Holdings LLC Units (together with a corresponding number of shares of Class B common stock) for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A common stock. Additionally, we may in the future issue our previously authorized and unissued securities. We are authorized to issue 350 million shares of Class A common stock, 40 million shares of Class A-2 common stock, 150 million shares of Class B common stock and 50 million shares of preferred stock with such designations, preferences and rights as determined by our board of directors. The potential issuance of such additional shares of equity securities will result in the dilution of the ownership interests of the holders of our Class A common stock and may create downward pressure on the trading price, if any, of our Class A common stock.

In addition, the Registration Rights Holders (as defined below), who collectively own approximately 60.5 million shares of our common stock, are party to a registration rights agreement which provides, among other things, for parties to that agreement to demand registration of all or a portion of their shares and to initiate or participate in certain underwritten offerings. Parties to the registration rights agreement may exercise their rights under such agreement in their sole discretion, and sales pursuant to such rights may be material in amount and may occur at any time. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement for the Benefit of Registration Rights Holders." The registration rights of the Registration Rights Holders and the sales of substantial amounts of our Class A common stock, or the perception that these sales may occur, could cause the market price of our Class A common stock to decline and impair our ability to raise capital. We also may grant additional registration rights in connection with any future issuance of our capital stock.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Class A common stock or if our operating results do not meet their expectations, the share price for our Class A common stock could decline.

The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause the price or trading volume of our Class A common stock to decline. Moreover, if one or more of the analysts who cover us downgrades our Class A common stock or if our operating results do not meet their expectations, the share price of our Class A common stock could decline.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law may discourage a takeover attempt even if a takeover might be beneficial to our stockholders.

Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire us. Provisions of our amended